October 27, 2005

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549-0213

Re:	Form 10-KSB for Fiscal Year Ended March 31, 2005 Filed June 29, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005 Filed August 15, 2005
Form 8-K Filed September 2, 2005
File No. 1-13524

Dear Ms. Collins:

We received your letter dated October 21, 2005 regarding the Staff’s review of the above-referenced filings.  Set forth below is our response to the Staff’s comments.  For sake of ease and clarity, we have formed the responses in the same sequential order as presented in your letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Report of Independent Registered Public Accounting Firm, page F-2

1.

We note your response to our previous comment no. 1 where you indicate that the Company intends to file an amended Form 10-K in a few weeks.  We expect that the Company will file such amendment in the very near future as your Form 10-K, as originally filed without the audit opinion and consent of your previous accountants, is materially deficient.

Our Amended 10-KSB with the opinion and consent of our previous accountants was filed on October 25, 2005.

Form 8-K Filed September 2, 2005

2.

Tell us if the consideration of $10,000 per month per the terms of the non-compete agreement is tied to the $520,000 promissory note received in the Asset sale.  If so, then tell us how you analyzed the collectibility of the note receivable with regards to deferring a portion of the gain.  Also tell us how you intend to recognize future gains as they relate to the payments received on the promissory note.  If the deferred gain was based solely on the fact that the Company entered into a non-compete agreement and is not tied to any future cash payments, then explain how the Company determined the gain was not realizable at the time of the sale.  Your response references FASB Concept No. 5, which states “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.”  Tell us how you concluded that the Company has not completed the earnings process just because a non-compete agreement exists.  Does the Company believe that it is probable that the agreement will be breached?  In that regard, tell us how you considered the guidance in SFAS 5 in determining whether you have a continent liability that should be accrued and tell us how you determined the amount of such liability.

The consideration for the $480,000 covenant-not-to-compete (the “Covenant”) is not tied to the $520,000 promissory note received as partial consideration for the closing of the sale of assets of Timeline.  Likewise, the $480,000 note from the prior sale of Timeline’s stock of Analyst Financials Limited was not directly encumbered.  Both notes were received in partial payment under an integrated agreement that provided for the sale of Timeline’s assets.  In addition, we note that the Covenant extends for a period of 4 years following the closing, whereas the notes are due and payable in full 3 years from the respective closing.

Nevertheless, both notes are subject to offset for indemnification claims made by the Buyer against Timeline for breaches of representations and warrants or covenants (under procedures requiring notice, right to cure, etc.).  One such indemnification claim that could arise is if Timeline is in breach of the Covenant.  In that situation, the Buyer would be entitled to claim an offset against partial payment on the notes.

Timeline does not intend to breach the Covenant, and Timeline anticipates that the notes will be collectible in the ordinary course based upon the financial strength of the Buyer and guarantor (subject to any indemnification claims that may arise).  Because the notes are not directly tied to the Covenant, collection on the notes will not trigger recognition of income.  Both interest accruing on the notes and revenue associated with periodic successful compliance with the Covenant will be recognized on an accrual basis with the passage of time in each accounting period until paid in full.

Under FASB Concept 5, Timeline and its auditors determined compliance with the Covenant over time is required in order to be entitled to retain the benefits of the bargain, whether the benefits are represented by prior cash payments, notes payable at a future date, or freedom from a subsequent claim for refund due to a breach.  In software businesses there is no accounting concept more heavily tested for compliance than the proper recognition of income (please see “Significant Accounting Policies” as Note 2 in all prior SEC filings which include financial statements).

It is well settled, barring issues of collectibility, receipt of payment has no bearing on the proper timing of the recognition of revenue on an accrual basis registrant.  Revenue is to be recognized in the period when all indicia of entitlement are fulfilled.  An arms length agreement between two independent entities specifically provides that each month of compliance with the Covenant is the sole indicia of entitlement to the consideration associated therewith.  While it may be counter-intuitive that a failure to act (i.e. failure to compete) is the determining factor, compliance is the event which triggers entitlement.  Consequently, we believe it is proper to so accrue that portion of the revenue which is specifically associated with each time period.

Timeline does not believe it is “probable” that the Covenant will be breached.  Yet it is a possibility until and unless each recognition period has passed.  For example, although not currently planned, if Timeline were to sell its remaining assets to a competitor of Buyer, such sale may technically constitute a breach of the Covenant.  Consequently, while not probable, the chance of a failure to comply throughout the entire life of the Covenant is not so remote as to justify, in management’s opinion, an alternative accounting treatment.

Best regards,

/s/ Charles R. Osenbaugh
Chief Executive Officer